China Integrated Energy, Inc.
Dongxin Century Square, 7th Floor
Hi-Tech Development District
Xi’An, Shaanxi Province, PR China 710043

October 5, 2009

Anne Nguyen Parker
Division of Corporate Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Integrated Energy, Inc. f/k/a China Bio Energy Holdings Group Co., Ltd Registration Statement on Form S-1 Filed on: September 10, 2009 File No. 333-161831

Dear Ms. Parker:

China Integrated Energy, Inc. (“We” or the “Company”) is hereby submitting for filing via the EDGAR system Amendment No. 1 on Form S-1/A (“Amendment No. 1”) to a registration statement that was originally filed on Form S-1 on September 10, 2009 (the “Registration Statement”). We are also forwarding to you via Federal Express three courtesy copies of this letter and Amendment No. 1, in a clean and marked version to show changes from the Registration Statement.

Based upon the Staff’s review of the Registration Statement, the Securities and Exchange Commission (the “Commission”) issued a comment letter dated September 29, 2009 (the “Comment Letter”). The following consists of the Company’s responses to the Comment Letter in identical numerical sequence. In order to facilitate your review, we have restated and responded, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s letter.

General

1.
We note that you have included two prospectuses in this registration statement: one for the public offering by the company and another one for the resale offering by the selling stockholders.  Please tell us if you intend to use both prospectuses concurrently in the same format as filed, with the resale offering prospectus showing only the pages that differ from the public offering prospectus.  If so, please advise us as to how you will inform investors whether they will be investing in the public offering by the company, in which case the company would receive the proceeds, or in the resale offering.

Response: We do not intend to use both prospectuses concurrently. We have revised the disclosure on the page immediately preceding the prospectus cover page to clarify that:  (i) the Public Offering Prospectus, will exclude the Alternate Pages and will be used for the public offering by the Company, and (ii) the Resale Prospectus will be substantially the same as the Public Offering Prospectus except for the substitution or addition of the Alternate Pages, will be used for the resale offering by the selling stockholders.

Front Cover Page

2.
Please revise your font cover page to check the box indicating that the offering will be made on a delayed or a continuous basis pursuant to Rule 415 of the Securities Act or revise your disclosure to clarify that the resale by the selling shareholders will not be made on a delayed or continuous basis.

Response:  We have revised the front cover to check the box indicating that some of the securities being registered will be offered on a delayed or a continuous basis pursuant to Rule 415 of the Securities Act.

Exhibit Index

3.
Please file all omitted exhibits, including opinion of counsel, as soon as practicable.  In particular, please file the registration rights agreement regarding the 517,200 shares of common stock owned by the selling shareholders.

Response: We have included the opinion of counsel and the registration rights agreement as Exhibits 5.1 and 10.45, respectively, and added as Exhibit 10.46 in Amendment No. 1 a Lease Contract, dated April 30, 2008, which amends the Land Lease Agreement, dated April 20, 2006, which is filed as Exhibit 10.40. We will file Exhibit 1.1, the Form of Underwriting Agreement, in a subsequent amendment.

Sincerely,

China Integrated Energy, Inc.

By: /s/ Gao Xincheng
Name: Gao Xincheng
Title:  Chief Executive Officer

c.c.	Mitchell S. Nussbaum, Esq. Tahra T. Wright, Esq.